Exhibit 99.1

September 12, 2016

Mr. Bruce W. Busmire

Energy XXI Ltd

1021 Main Street, Suite 2626

Houston, Texas 77002

Dear Mr. Busmire:

In accordance with your request, we have audited the estimates prepared by Energy XXI Ltd (Energy XXI), as of June 30, 2016, of the proved developed reserves to the Energy XXI interest in certain oil and gas properties located in Louisiana, Texas, and federal waters in the Gulf of Mexico. The scope of our work did not include auditing the future net revenue associated with these reserves. It is our understanding that the proved reserves estimated herein constitute all of the proved reserves owned by Energy XXI. Economic analysis was performed by Energy XXI only to confirm economic producibility and determine economic limits for the properties. We have examined the estimates with respect to reserves quantities and reserves categorization, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas, except that corporate-level overhead expenses are excluded for the operated properties. We completed our audit on or about the date of this letter. This report has been prepared for Energy XXI's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Energy XXI's estimates of the net reserves, as of June 30, 2016, for the audited properties:

	Net Reserves
	Oil	NGL	Gas
Category	(MBBL)	(MBBL)	(MMCF)

Proved Developed Producing	52,810.5	2,445.9	71,899.4
Proved Developed Non-Producing	9,330.0	1,786.6	49,247.9

Total Proved Developed	62,140.5	4,232.6	121,147.3

Totals may not add because of rounding.

The oil volumes shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a well-by-well basis, some of the estimates of Energy XXI are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of Energy XXI's reserves are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Energy XXI in preparing the June 30, 2016, estimates of reserves, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Energy XXI.

The estimates shown herein are for proved developed reserves. Energy XXI's estimates do not include proved undeveloped, probable, or possible reserves that may exist for these properties. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves included herein have not been adjusted for risk.

Oil, NGL, and gas prices were used only to confirm economic producibility and determine economic limits for the properties. Prices used by Energy XXI are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period July 2015 through June 2016. For oil and NGL volumes, the average West Texas Intermediate posted price of $39.63 per barrel is adjusted by field for quality, transportation fees, and market differentials. For gas volumes, the average Henry Hub spot price of $2.237 per MMBTU is adjusted by field for energy content, transportation fees, and market differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $42.69 per barrel of oil, $18.38 per barrel of NGL, and $1.94 per MCF of gas.

Costs were used only to confirm economic producibility and determine economic limits for the properties. Operating costs used by Energy XXI are based on historical operating expense records. For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs for the operated properties include only direct lease- and field-level costs. Operating costs have been divided into field-level costs, per-well costs, and per-unit-of-production costs. For all properties, headquarters general and administrative overhead expenses of Energy XXI are not included. Capital costs used by Energy XXI are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers and production equipment. Operating and capital costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Energy XXI and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Energy XXI, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts used to confirm economic producibility and determine economic limits for the properties. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Energy XXI with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Energy XXI's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Energy XXI, are on file in our office. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Connor B. Riseden, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2006 and has over 4 years of prior industry experience. Shane M. Howell, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 2005 and has over 7 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

	/s/ Connor B. Riseden		/s/ Shane M. Howell
By:		By:
	Connor B. Riseden, P.E. 100566		Shane M. Howell, P.G. 11276
	Vice President		Vice President

Date	Signed: September 12, 2016	Date	Signed: September 12, 2016

CBR:SAO

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